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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING
                                                                 ---------------
                                                                 SEC FILE NUMBER
                                                                      0-14618
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                                                                 ---------------
                                                                   CUSIP NUMBER
                                                                   922 399 10 0
                                                                 ---------------

 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

    For Period Ended:                            October 1, 1997

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________


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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:               VECTRA Technologies, Inc.
Former Name if Applicable:

Address of Principal Executive
 Office (STREET AND NUMBER):           2333 San Ramon Valley Blvd., Suite 225
(CITY, STATE AND ZIP CODE):            San Ramon, CA  94583


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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                                                 [X] Yes    [ ] No
    (a) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar
         day following the prescribed due date;  [X] Yes    [ ] No    and

    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.        [ ] Yes    [X*] No

                                                 *Not Applicable


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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

VECTRA Technologies, Inc. (the "Company") is unable to complete its Form 10-Q and required financial statements at this time without unreasonable effort or expense because of delays resulting from the Company's recent Chapter 11 bankruptcy filing, sale of substantially all of its assets and delay in the bankruptcy court's appointment of the Company's audit firm.


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PART IV--OTHER INFORMATION

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    (1)  Name and telephone number of person to contact in regard to this notification:

         Thomas B. Pfeil                    (510)          552-3821
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         (Name)                          (Area Code)  (Telephone Number)


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    (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes    [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes    [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant decrease in the results of operations as a direct result of the Company, in January 1997, voluntarily placing a hold on the fabrication activities associated with its NUHOMS-Registered Trademark- and UX-30 products in response to the NRC's Demand for Information letter. Substantially all of the Company's revenues are derived from fabrication activities associated with its NUHOMS-Registered Trademark- and UX-30 products.

Additionally, the Company expects a significant reduction, in accordance with FAS 121, to the value of long-lived assets reflected on the Company's balance sheet, which will significantly reduce the results of operations, long-lived assets and equity.

As a result of the foregoing, the Company estimates that it will report a Net Loss of approximately $3.7 million for the third quarter of 1997.

                              VECTRA Technologies, Inc.
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                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date: November 14, 1997       By   /s/ Thomas B. Pfeil
                                     ------------------------------------------
                                       Thomas B. Pfeil, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. the name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidenced by the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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